USA VIDEO INTERACTIVE CORP.

February 21, 2006





Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

SUPPL

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777


SEC MAIL PROCESSING
RECEIVED
MAR 3 2006
160


USVO

For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USVO UPGRADES ITS ANTI-PIRACY TOOL MEDIASENTINEL

(Old Lyme, CT – February 21, 2006) – USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF) has completed a major upgrade of its MediaSentinel™ anti-piracy watermarking workstation. The new MS300 MediaSentinel Workstation has been redesigned around a friendlier user interface, a fully automated SmartMarking process, and an enhanced system security architecture. MediaSentinel is of use in production and post-production houses, stock footage library houses, broadcasters and digital cinema markets.

"MediaSentinel MS300 is a tremendous improvement that addresses customers' feedback and better meets their needs and uses," said Tom Perovic, Chief Engineer. "We believe as our tech team continues to meet the requests of our customers and future customers, USVO will be identified as a clear industry leader in content piracy protection."

"We are proud that our tech team was able to complete the MS300 two months ahead of schedule so that the company could deliver the new MediaSentinel Workstation to India," said Edwin Molina, President and CEO of USVO. "We expect this new version to help open major overseas markets for us."

Piracy is a growing problem with the Motion Picture Association of America stating over $3 billion in film loses annually due to piracy. USVO believes watermarking is the best long-term solution for combating piracy.

Watermarking is in its infancy of implementation by the entertainment industry. Watermarks have been recognized as proof of theft and ownership by courts in the United States. The U.S. Supreme Court in its MGM vs. Grokster decision recommended that rights holders use watermarking. The Digital Cinema Initiative, a coalition of the major studios to discuss the transition to digital presentation in theaters, specifies that watermarking be used for all digital exhibitions.

Consumers expect their rights to fair use – the ability to enjoy movies and television in their own fashion – whether recorded on VHS, using a DVR, or even purchased over the Internet. USVO's watermarking provides a proactive opportunity for maintaining consumers' rights to fair use, while protecting producers' property with a technology that is compatible with all current distribution and consumer technologies.

In contrast much attention and investment has been on Digital Rights Management (DRM). DRM refers to technologies that control and/or restrict the use and access of digital media content on electronic devices with such technologies installed. Unfortunately, many DRM efforts to address piracy restrict consumers' rights to fair uses, often frustrating consumers – the very engine that drives the entertainment industry. The French high court passed a decision outlawing DRM in France. "DRM promises making piracy impossible, however DRM presumes a person is guilty, whereas watermarking presumes a person is innocent," said Patrick Gregston, Head of Sales for USVO. In addition, "wrap-around" technologies like DRM and CSS (Content-Scrambling System) fail to protect the content once the "wrapper" is removed. USVO's SmartMark cannot be removed or altered by pirates.

Using MediaSentinel, copyright holders can protect their content without restricting the fair uses of legitimate customers, including copying, archiving, and enjoying the content on different platforms at different times. MediaSentinel's SmartMarks work across all distribution and presentation channels and technologies, seamlessly providing an entire system for piracy protection without frustrating consumers, who will continue to have the freedom to enjoy content in their own way. In addition, MediaSentinel's SmartMark process is fully compatible with DRM.

About MediaSentinel™:

MediaSentinel is an anti-piracy device that embeds SmartMarks--invisible forensic information in every frame of video content--providing the proof courts need to protect intellectual property rights, indicting and convicting the individuals who steal the original material. Its use by producers and distributors of film and television content allows unprecedented, secure access to a wide range of distribution markets and methods which otherwise represent a significant piracy risk. MediaSentinel is available as a stand-alone workstation or on a pay-as-you-go basis through our certified Anti-Piracy Provider service network.

About USA Video Interactive Corp.:

USA Video Interactive Corp. ("USVO") designs and markets technology for delivery of digital media. USVO developed its MediaSentinel™ and SmartMark™ digital watermarking technology to provide a robust means for producers and distributors to invisibly protect their content. USA Video Technology Corp., a wholly owned subsidiary of USVO, holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 – 5535; Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Blue-Sky Solutions, LLC, Jon Caserta, (877) 425-8347, usvo@blueskyir.com

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